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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

GameTech International, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

36466D 10 2
(CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 36466D 10 2

1.	NAME OF REPORTING PERSON (1) Siblings Partners, L.P. ("Siblings") S.S. or I.R.S. Identification No. of Above Person: 88-0330215; (2) Gerald R. Novotny, S.S. No. ###-##-####

2.	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP*	(b)	/ /

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OR ORGANIZATION (1) Siblings—Delaware (2) Gerald R. Novotny—United States

NUMBER OF SHARES	5.	SOLE VOTING POWER 1,853,938
BENEFICIALLY
OWNED BY EACH	6.	SHARED VOTING POWER 0
REPORTING
PERSON WITH	7.	SOLE DISPOSITIVE POWER 1,853,938

	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,853,938

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.6%

12.	TYPE OF REPORTING PERSON** (1) Siblings—PN; (2) Novotny—IN

Item 1.	(a)	Name of Issuer:
GameTech International, Inc.

	(b)	Address of Issuer's Principal Executive Offices:
900 Sandhill Road Reno, Nevada 89511

Item 2.	(a)	Name of Persons Filing:
Siblings Partners, L.P. Gerald R. Novotny (collectively, the "Reporting Persons") Mr. Novotny is the general partner of Siblings

	(b)	Address of Principal Business Office or, if none, Residence:
295 Hwy 50, Ste. 2 Stateline, Nevada 89449

	(c)	Citizenship:
United States

	(d)	Title of Class of Securities:
Common Stock

	(e)	CUSIP Number:
36466D 10 2

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable
	(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.
	(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.
	(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.
	(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4.	Ownership

If the percent of the class owned, as of December 31, 2001 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.
(a) Amount beneficially owned:
See number 9 of cover page. Includes 4,000 shares of Common Stock issuable upon the exercise of stock options granted to Mr. Novotny on April 5, 2001 and currently exercisable.
(b) Percent of class:
See number 11 of cover page.
(c) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote.
See number 5 of cover page. Includes 4,000 shares of Common Stock issuable upon the exercise of stock options granted April 5, 2001 and currently exercisable.
(ii)	Shared power to vote or to direct the vote.
See number 6 of cover page.
(iii)	Sole power to dispose or to direct the disposition of.
See number 7 of cover pages. Includes 4,000 shares of Common Stock issuable upon the exercise of stock options granted April 5, 2001 and currently exercisable.

(iv) Share power to dispose or to direct the disposition of.
See number 8 of cover page.
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: / /
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable
Item 8.	Identification and Classification of Members of the Group
Not Applicable
Item 9.	Notice of Dissolution of Group
Not Applicable
Item 10.	Certification
Not Applicable

SIGNATURE

        The filing of this Amendment to Schedule 13G and the statements herein shall not be construed as an admission that I am, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any of the securities described herein.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

13 Feb 02
Date

/s/ GERALD R. NOVOTNY
Signature

Gerald R. Novotny

General Partner—Siblings Partners, L.P.
Name/Title

/s/ GERALD R. NOVOTNY

Gerald R. Novotny As Individual

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SIGNATURE